

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170153

DIVISION OF
CORPORATION FINANCE

February 15, 2017

Tobias L. Knapp
O'Melveny & Myers LLP
tknapp@omm.com

Re: Progenics Pharmaceuticals, Inc.

Dear Mr. Knapp:

This is in regard to your letter received on February 15, 2017 concerning the shareholder proposal submitted by James McRitchie for inclusion in Progenics' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Progenics therefore withdraws its February 3, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEW YORK

O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036

www.omm.com
212-408-2440
tknapp@omm.com

SAN FRANCISCO
SEOUL
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

1934 Act/Rule 14a-8

February 15, 2016

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Progenics Pharmaceuticals, Inc.
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client, Progenics Pharmaceuticals, Inc., a Delaware corporation (the "***Company***"), which hereby withdraws its request dated February 3, 2017 for no-action relief regarding its intention to omit the shareholder proposal submitted to the Company by James McRitchie ("***McRitchie***") on December 27, 2016, from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***").

The Company had requested no-action relief to omit McRitchie's proposal from the 2017 Proxy Materials, in reliance on Rule 14a-8(i)(10), as having been substantially implemented as of January 25, 2017 by the approval, by the Company's board of directors, of an amendment and restatement of the Company's Bylaws to provide for a procedure enabling stockholders to nominate directors for inclusion in the Company's proxy materials. However, on February 13, 2017, Mr. John Chevedden, McRitchie's designee, withdrew McRitchie's proposal via a letter to the Company, copying your office. A copy of Mr. Chevedden's withdrawal letter is attached as Exhibit A. Accordingly, the Company's February 3, 2017 request for no-action relief is moot. As a result of the withdrawal of McRitchie's proposal, the Company will not be including such proposal in the 2017 Proxy Materials and the Company is no longer seeking any no-action relief.

A copy of this letter is being provided simultaneously to Messrs. McRitchie and Chevedden.

If we can be of further assistance in this matter, please do not hesitate to contact me at 212-408-2440. Please transmit your acknowledgement of the withdrawal of the Company's request to me at tknapp@omm.com, and to John Chevedden, on behalf of McRitchie, at ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Tobias L. Knapp
of O'Melveny & Myers LLP

Attachments

cc: John Chevedden and James McRitchie (via email at***FISMA & OMB Memorandum M-07-16 ***
Mr. Mark Baker, Progenics Pharmaceuticals, Inc.
Mr. Patrick Fabbio, Progenics Pharmaceuticals, Inc.

EXHIBIT A

Withdrawal Letter from Mr. John Chevedden

[*See attached*]

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 13, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Progenics Pharmaceuticals, Inc. (PGNX)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the February 3, 2017 no-enforcement request.
This is to withdraw the proposal.
This is based on the company adoption of its baby-step proxy access as described in its February 3, 2017 no-enforcement request.
The company has only made a step in the right direction.

The Council of Institutional Investors stated:
"Reliance on private ordering (rather than a more standardized approach envisaged by the SEC in 2010) has meant that this area is even more complex, with the potential for various creative ways to block or frustrate what shareowners would see as legitimate uses of the mechanism. For example, some remarkably broad provisions require a nominating shareholder to file with the SEC anytime it communicates with another shareholder, regardless of whether that communication triggers a filing requirement under the SEC's own regulations."

Sincerely,



John Chevedden

cc: James McRitchie

Mark Baker <mbaker@progenics.com>



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEW YORK

O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036

www.omm.com

SAN FRANCISCO
SEOUL
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

February 3, 2017

WRITER'S DIRECT DIAL
212-408-2440

WRITER'S E-MAIL ADDRESS
tknapp@omm.com

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Progenics Pharmaceuticals, Inc. — 2017 Annual Meeting
Omission of Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Progenics Pharmaceuticals, Inc., a Delaware corporation (the "Company"), which requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the enclosed shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted by James McRitchie (the "Proponent") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "2017 Proxy Materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement and the Proponent's cover letter submitting the Proposal are attached hereto as Exhibit A. Copies of other correspondence with the Proponent regarding the Proposal are attached hereto as Exhibit B. The Company has not received any other correspondence relating to the Proposal.

Pursuant to the guidance provided in Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), we ask that the Staff provide its response to this request to Tobias L. Knapp, on behalf of the Company, at tknapp@omm.com, and to the Proponent via his agent John Chevedden, at ***FISMA & OMB Memorandum M-07-16***

I. SUMMARY OF THE PROPOSAL

On December 27, 2016, the Company received an email from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2017 Proxy Materials. The Proposal requests that the Company's Board of Directors (the "Board") adopt a "proxy access" bylaw pursuant to which (i) any stockholder or group of up to fifty stockholders would be permitted to nominate candidates for election to the Board, and (ii) the Company would be required to include in its proxy materials the name and certain information regarding such nominees — in each case pursuant to certain procedures described in the Proposal and provided that the stockholder or group owns at least 3% of the Company's outstanding common stock (including loaned securities, subject to the stockholder making certain representations) continuously for at least three years before submitting the nomination. Under the Proposal, the number of stockholder-nominated candidates eligible to appear in the Company's proxy materials would be the greater of (A) two and (B) 25% of the directors then serving. *See* Exhibit A.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented by the Company

1. *"Proxy Access" Bylaw Amendment*

At a meeting of the Board held on January 25, 2017, the Board approved an amendment and restatement of the Company's Bylaws (as so amended and restated, the "Amended Bylaws") to provide for a procedure enabling stockholders to nominate directors for inclusion in the Company's proxy materials — the same procedure sought by the Proposal. The Amended Bylaws were summarized in and filed as an exhibit to a Current Report on Form 8-K filed with the Commission on January 30, 2017. A copy of the Amended Bylaws is also attached hereto as Exhibit C. The Company believes that the proxy access provision included in the Amended Bylaws satisfies the Proposal's essential objective of providing stockholders a meaningful proxy access right. As discussed in further detail in § II.B.3, below, the proxy access procedure included in the Amended Bylaws permits a stockholder or group of stockholders who have owned 3% or more of the Company's common stock continuously for at least three years to include stockholder-nominated director candidates, representing up to the greater of two directors or 25% (rounded down to the nearest whole number) of the number of directors on the Board, in the Company's proxy statement and on its proxy card. The Company therefore believes that it may exclude the Proposal on the basis that the Amended Bylaws substantially implement the Proposal.

2. *Rule 14a-8(i)(10) Background*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission said that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor of Rule 14a-8(i)(10), which provided as a substantive basis for omitting a stockholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the Staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5 (Oct. 14, 1982). The Commission later recognized, however, that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091 at § II.E.6 (Aug. 16, 1983) (indicating that the Staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a stockholder vote on an existing company policy by changing only a few words). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) (the "1998 Release"). Thus, when a company has already taken action to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded.[1]

Applying this standard, the Staff has noted that "a determination that a company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the stockholder proposal, however, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g., Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of *all* current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce) and *Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company can satisfy the substantial implementation standard under Rule 14a-8(i)(10) by satisfactorily addressing the underlying concerns and essential

---

[1] *See, e.g., General Electric Co.* (Mar. 3, 2015); *Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (Mar. 29, 1999) and *The Gap, Inc.* (Mar. 8, 1996).

objectives of a stockholder proposal without implementing precisely the actions or achieving all of the objectives contemplated by the proposal.

Further, the Staff has indicated that a company need not implement a proposal in exactly the same manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying test. In particular, the Staff has concurred that companies, when substantially implementing a stockholder proposal, may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by a proponent. The question is whether management has already effectively acted upon the concerns put forth by the proponent by putting forward policies that compare favorably with the proposal. In a number of cases, the Staff has concurred that a company has substantially implemented a stockholder proposal to effect specified action through an amendment to its bylaws or certificate of incorporation where the company imposed procedural requirements or limitations not contemplated by the stockholder proposal.

For example, in *General Electric Company* (Mar. 3, 2015), the company received a stockholder proposal requesting that the board adopt a proxy access bylaw permitting a stockholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of stockholder-nominated candidates appearing in the company's proxy materials does not exceed 20% of the number of directors then serving. The Staff concurred that the company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the stockholder proposal, also imposed *additional* restrictions *not* contemplated by the proposal, including: (1) a 20-stockholder cap on the number of stockholders who may aggregate to satisfy the 3% ownership threshold and (2) several additional representations and undertakings required to be made by the nominating stockholder, including that the stockholder (a) not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the company, (b) intended to continue to own the requisite number of shares through the date of the annual meeting and for at least one year following the meeting and (c) indemnify and hold harmless the company and each of its directors, officers and employees against specified losses arising from nominations submitted by the stockholder.

The Staff's conclusion in *General Electric Company* is consistent with subsequent proxy access proposal no-action letters, which have on many occasions permitted exclusion under Rule 14a-8(i)(10) of a proposal substantially similar to the Proposal where the company "adopted a proxy access bylaw that addresse[d] the proposal's essential objective." *See, e.g., Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.,* Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (March 3, 2016); *Public Service Enterprise Group Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Xylem Inc.* (Mar. 3, 2016); *The Wendy's Co.* (Mar. 2, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grumman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications Int'l Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12,

2016); *Time Warner, Inc.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016); and *The Western Union Co.* (Feb. 12, 2016).

3. The Company's Amended Bylaws Substantially Implement the Proposal

The Board's adoption of the Amended Bylaws on January 25, 2017 substantially implemented the proxy access procedure requested by the Proposal. As discussed further below, the Company believes that the proxy access provision it has adopted compares favorably with, and addresses the essential objective of, the guidelines of the Proposal, notwithstanding any differences between the Proposal and the Company's proxy access provision.

- *Ownership Threshold; Holding Period*

The Proposal would require that a nominating stockholder must "beneficially own 3% or more of the Company's outstanding common stock … continuously for at least three years and pledge to hold such stock through the annual meeting".

Similarly, the Amended Bylaws require that nominating stockholders satisfy a 3% ownership threshold and three-year holding period. Specifically, Section 3.07(b) provides that an "Eligible Stockholder" "must have owned … the Required Ownership Percentage … of the [Company's] outstanding common stock … continuously for the Minimum Holding Period … as of both the date the Notice of Proxy Access Nomination is delivered to the secretary of the [Company] … and the close of business on the record date … and thereafter must continue to own the Required Shares through the date of such annual meeting (and any postponement or adjournment thereof). For purposes of this Section 3.07, 'Required Ownership Percentage' is 3% or more and 'Minimum Holding Period' is 3 years."

- *Supporting Statement*

The Proposal would permit the nominating stockholder to submit "a statement not exceeding 500 words in support of each nominee."

Similarly, Section 3.07(c) of the Amended Bylaws provides that a nominating stockholder may submit "a written statement of the Eligible Stockholder, not to exceed 500 words, in support of the candidacy of the Stockholder Nominee(s), which must be delivered to the secretary of the [Company] at the time the Notice of Proxy Access Nomination … is delivered (the 'Statement')."

- *Number of Nominees*

The Proposal would limit "the number of shareholder-nominated candidates eligible to appear in proxy materials" by capping that number at "one quarter of the directors then serving or two, whichever is greater."

Section 3.07(d) of the Amended Bylaws provides for a similar limit on the number of stockholder-nominated candidates: "the greater of (i) 25% of the total number of directors in office (rounded down to the nearest whole number) as of the last day on which a Notice of Proxy Access Nomination may be timely delivered pursuant to and in accordance with this Section 3.07 […], or (ii) two (2)". Under both the Proposal and the Amended Bylaws, therefore, at least two stockholder-nominated candidates may be nominated by stockholders pursuant to the proxy access right. (Based on the current size of the Company's Board, two is also the maximum number of stockholder-nominated candidates that may be nominated by stockholders pursuant to the Proposal.)

- *Aggregation Limit*

The Proposal would provide that "[n]o limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares" of the Company's common stock for purposes of satisfying the 3% ownership threshold set forth in the Proposal.

The Amended Bylaws also permit stockholders to aggregate their holdings for purposes of satisfying the ownership threshold, but with a limit of **20** on the number of stockholders that may so aggregate. Specifically, Section 3.07(b) of the Amended Bylaws provides that "a stockholder or *an eligible group of no more than 20 stockholders*" (emphasis added) must have owned the Required Ownership Percentage (as defined in the Amended Bylaws) of the Company's outstanding common stock continuously for the Minimum Holding Period (as defined in the Amended Bylaws).

While the Amended Bylaws do not permit **50** stockholders to form a nominating group (as would the Proposal), the Staff has permitted exclusion even of proxy access proposals that called for **unlimited** aggregation where, as in the Amended Bylaws, the company limited aggregation to 20 stockholders. *See, e.g*., *AutoNation, Inc.* (Dec. 30, 2016); *Lockheed Martin Corp.* (Dec. 19, 2016); *Oshkosh Corporation* (Nov. 4, 2016); *WD-40 Company* (Sept. 27, 2016); *Oracle Corp.* (Aug. 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp. (granted on recon.,* Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016) and *Illinois Tool Works, Inc.* (Feb. 12, 2016). Compared to these precedents, the gap between the Amended Bylaws and Proposal here is significantly smaller. Accordingly, we believe the Amended Bylaws substantially implement this aspect of the proposal.

- *Re-Nomination Restrictions*

The Proposal would require that "[n]o limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election."

Section 3.07(j) of the Amended Bylaws provides that a "Stockholder Nominee who is included in the [Company's] proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election to the Board of Directors at such annual meeting, or (2) does not receive at least 25% of the votes cast in favor of such Stockholder Nominee's election at such annual meeting, will be ineligible to be a Stockholder Nominee … for the next two annual meetings of stockholders." A substantial majority of the public companies that have adopted proxy access to date place similar, reasonable restrictions on the ability to resubmit nominees that previously received a low percentage of votes. (Significantly, even in such a situation, the Amended Bylaws place no restrictions on the ability of an eligible stockholder or group of stockholders to include *other* proxy access nominees in the Company's proxy materials.) In any event, the Staff has permitted exclusion of similar proxy access proposals when the company adopted similar, reasonable restrictions on re-nominations. *See, e.g., WD-40 Company* (Sept. 27, 2016); *Amazon.com, Inc.* (Mar. 3, 2016) and *Dun & Bradstreet Corp.* (Feb. 12, 2016). Accordingly and consistent with the Staff's interpretation that substantial implementation does not require implementation in full or exactly as presented, the Company believes the differences between the Proposal and the Amended Bylaws in this regard are inconsequential as the essential objective of the Proposal has been met.

- *Pledge to Hold Stock*

The Proposal would provide that "the Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election."

Similarly, the Amended Bylaws do not require any nominator to pledge to hold stock after the meeting. Rather, Section 3.07(f)(i) of the Amended Bylaws simply requires that the nominating stockholder include in its Notice of Proxy Access Nomination a "written statement by the Eligible Stockholder that such Stockholder will continue to own the Required Shares *through the date of* such annual meeting (and any postponement or adjournment thereof)" (emphasis added).

- *Loaned Securities*

The Proposal would provide that "[l]oaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting."

Similarly, the Amended Bylaws provide, in Section 3.07(b), that a stockholder's ownership of shares shall be deemed to continue during any period in which "the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on five business days' notice and provides a representation to the [Company] that it will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the [Company's] proxy materials […]". The five business day recall requirement is not a practical impediment to a proxy access right and, in the context of this particular Proposal and the proxy access provision, does not nullify the Proposal's essential objective. The Staff has consistently permitted exclusion of similar proxy access proposals when companies adopted similar five business day recall requirements. *See, e.g., WD-40 Company* (Sept. 27, 2016); *General Motors Co.* (Mar. 21, 2016) and *Sempra Energy* (Mar. 3, 2016). Accordingly, we believe that the Amended Bylaws substantially implement this element of the proposal.

B. SUMMARY OF ELEMENT COMPARISONS

The Company believes that the above comparisons of the actions requested by the Proposal and the proxy access provisions in the Amended Bylaws demonstrate, when viewed in their totality, that the Company has substantially implemented the Proposal. Consistent with the no-action letters described above, the Company believes that a proposal is substantially implemented if the Company's actions address the underlying concerns and essential objectives of the proposal even if the Company has not implemented precisely the actions or achieved all of the objectives contemplated by the Proposal. Notwithstanding the Proposal's invocation of the words "essential elements" in the Proponent's lead-in paragraph, the Commission has specifically rejected the notion that the actions requested by a proposal need to be fully effected in each and every respect for that proposal to be substantially implemented. Therefore, even though proxy access has not been implemented exactly as proposed by the Proponent, the Company believes that the Amended Bylaws satisfy the essential objectives of the Proposal — namely, providing that a stockholder or group of stockholders who have owned three percent or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card no fewer than two stockholder-nominated candidates — and that therefore the Proposal has been substantially implemented.

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at 212-408-2440.

Sincerely,



Tobias L. Knapp
of O'MELVENY & MYERS LLP

cc: Mr. James McRitchie, c/o Mr. John Chevedden
Mr. Mark Baker, Progenics Pharmaceuticals, Inc.
Mr. Patrick Fabbio, Progenics Pharmaceuticals, Inc.

Attachments (*Exhibits A-C*)

Exhibit A

See attached.

James McRitchie

FISMA & OMB Memorandum M-07-16

Corporate Secretary
Progenics Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591
Tel: 914-789-2800
Fax: 914-789-2817

Dear Corporate Secretary,

I am pleased to be a shareholder in Progenics Pharmaceuticals, Inc. (PGNX) and appreciate the leadership our company has shown. However, I also believe our company has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



James McRitchie

December 12, 2016

Date

cc: John Chevedden

[PGNX – Rule 14a-8 Proposal, December 10, 2016]
Proposal [4*] - Shareholder Proxy Access

RESOLVED: Shareholders of Progenics Pharmaceuticals, Inc. (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. *Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
2. *Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.*
3. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
4. *No limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*
5. *No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.*
6. *The Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.*
7. *Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.*

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension fund members were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to participate in the nominating process, the ability of shareholder nominees to effectively serve if elected, and the ability of shareholder nominees to run again. Adoption of bylaws with *all* the requested elements outlined above would help ensure meaningful proxy assess is available to more shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4*]

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email to jm at corpgov.net

Exhibit B

See attached.

Progenics Pharmaceuticals, Inc.
One World Trade Center
47th Floor, Suite J
New York, NY 10007

December 20, 2016

Via Email

John Chevedden
Email:***FISMA & OMB Memorandum M-07-16***

Re: *Rule 14a-8 Proposal (PGNX)*

Dear Mr. Chevedden:

We received on December 15, 2016 the shareholder proposal titled "Proposal [4] – Shareholder Proxy Access" (the "Proposal") submitted by you for inclusion in the proxy materials for the 2017 annual meeting of stockholders of Progenics Pharmaceuticals, Inc. (the "Company").

The Proposal contains a procedural deficiency, as set forth below, which the Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended, sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. One of these requirements is Rule 14a-8(b) (Question 2), which requires each shareholder proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to be voted on the proposal for at least one year as of the date the shareholder proposal was submitted. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you that we are unable to confirm that the Proposal you submitted meets this requirement of Rule 14a-8 for inclusion in the Company's proxy materials because (i) the Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy Rule 14a-8's share ownership requirements, and (ii) the Company has not received verification from the "record" holder of the shares (usually a broker or bank) that you have held the requisite number of shares of the Company's common stock for at least one year by the date the Proposal was submitted to the Company.

To remedy this defect, you must obtain a proof of ownership letter verifying your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 15, 2016). As explained in Rule 14a-8(b) and in guidance issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC Staff"), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of the Company's shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of the requisite number of the Company's shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC Staff has published guidance in Staff Legal Bulletins No. 14F ("SLB 14F") and No. 14G ("SLB 14G"). In SLB 14F and SLB 14G, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants or affiliates of DTC participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant or the affiliate of the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may ask your broker or bank or check the DTC's participant list, which is currently available on the Internet at http://dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If your broker or bank is not a DTC participant or a DTC participant affiliate, you will need to obtain proof of ownership from the DTC participant or DTC participant affiliate through which the broker or bank holds the Company's shares. You should be able to determine the name of this DTC participant or DTC participant affiliate by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities were continuously held by you for at least one year -- with one statement from your broker or bank confirming your ownership and the other statement from the DTC participant or DTC participant affiliate confirming the broker's or bank's ownership.

To be an eligible sponsor of the Proposal for inclusion in the Company's proxy materials for its 2017 annual meeting of stockholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me by email at mbaker@progenics.com.

Please note that the request in this letter is without prejudice to any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

For your reference, please find enclosed a copy of SEC Rule 14a-8, SLB 14F and SLB 14G. If you have any questions with respect to the foregoing, please contact me by email.

Very truly yours,



Mark R. Baker
Chief Executive Officer

Enclosures:
Rule 14a-8 under the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F
Division of Corporation Finance Staff Legal Bulletin No. 14G

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to “you” are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word “proposal” as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the “record” holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual

meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a “say-on-pay vote”) or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B 8



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)…."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute “good cause” for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company’s request that the 80-day requirement be waived.

---

[1] An entity is an “affiliate” of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is “usually,” but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



12/27/2016

James Mcritchie
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that as of the date of this letter, James McRitchie held, and has held continuously for at least thirteen months, 400 shares of Progenics Pharmaceuticals, Inc. (PGNX) common stock in his account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Albion Norman
Resource Specialist
TD Ameritrade

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

Exhibit C

See attached.

BY-LAWS

OF

PROGENICS PHARMACEUTICALS, INC.

A DELAWARE CORPORATION

(AMENDED AND RESTATED AS OF JANUARY 25, 2017)

PROGENICS PHARMACEUTICALS, INC.

(a Delaware corporation)

BY-LAWS

ARTICLE I - OFFICES

Section 1.01 Registered Office. The registered office of the Corporation shall be located in the City of Dover, County of Kent, State of Delaware.

Section 1.02 Other Offices. The Corporation may also have offices at such other places, within or without the State of Delaware, as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE II - SEAL

The seal of the Corporation shall, subject to alteration by the Board of Directors, consist of a flat-faced circular die with the word “Delaware”, together with the name of the Corporation and the year of incorporation, cut or engraved thereon.

ARTICLE III - MEETINGS OF STOCKHOLDERS

Section 3.01 Place of Meeting. Meetings of the stockholders shall be held either within or without the State of Delaware at such place as the Board of Directors may fix.

Section 3.02 Annual Meetings. The annual meeting of stockholders shall be held for the election of directors on such date and at such time as the Board of Directors may fix. Any other proper business may be transacted at the annual meeting.

Section 3.03 Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called by the Chairman or any Co-Chairman of the Board of Directors or by the directors (either by written instrument signed by a majority or by resolution adopted by a vote of the majority), and special meetings shall be called by the Chief Executive Officer or the Secretary whenever stockholders owning a majority of the capital stock issued, outstanding and entitled to vote so request in writing. Such request of stockholders shall state the purpose or purposes of the proposed meeting.

Section 3.04 Notice. Notice of every meeting of stockholders, annual or special, stating the hour, date and place thereof, and the purpose or purposes in general terms for which the meeting is called shall, not less than ten, or such longer period as shall be provided by law, the Certificate of Incorporation, these By-laws or otherwise, and not more than 60 days before such meeting, be delivered to each stockholder entitled to vote thereat. Notice shall be delivered by mailing a copy of such notice to each stockholder at the stockholder's address as it appears upon the stock records of the Corporation or, if such stockholder shall have filed with the Secretary of the Corporation a written request that notices intended for such stockholder be mailed to some other address, then to the address designated in such request; or by transmitting notice thereof by electronic transmission or by any other method permitted by the Delaware General Corporation Law.

Notice of the hour, date, place and purpose of any meeting of stockholders may be dispensed with if every stockholder entitled to vote thereat shall attend either in person or by proxy and shall not, at the beginning of the meeting, object to the holding of such meeting because the meeting has not been lawfully called or convened, or if every absent stockholder entitled to such notice shall in writing, filed with the records of the meeting, either before or after the holding thereof, waive such notice.

Section 3.05 Advance Notice of Stockholder Nominees.

(a) Only persons who are nominated in accordance with the procedures set forth in this Section 3.05 or Section 3.07 below shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders (1) by or at the direction of the Board of Directors (or any duly authorized committee thereof), (2) by any stockholder of the Corporation who was a stockholder of record at the time of giving of such stockholder's notice provided for in this Section 3.05, who is entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 3.05, or (3) by any stockholder of the Corporation who meets the requirements of and complies with the procedures set forth in Section 3.07. In addition to any other applicable requirements, for a nomination to be made by a stockholder pursuant to this Section 3.05, the stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation. To be timely, a stockholder's notice pursuant to this Section 3.05 shall be received by the secretary at the principal executive offices of the Corporation (a) in the case of the annual meeting not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public announcement of the date of such meeting is first made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting is first made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of a meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. To be in proper written form, such stockholder's notice must set forth the following information: (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) (A) the class and number of all shares of stock of the Corporation which are owned beneficially or of record by such person and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of capital stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person or any affiliates or associates of such person with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of capital stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iv) a completed and signed questionnaire, representation and agreement required by paragraph (b) of this Section 3.05 and (v) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") (including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address, as they appear on the Corporation's books, of such stockholder, and of such beneficial owner; (ii) (A) the class and number of all shares of stock of the Corporation which are owned beneficially and of record by such person and any affiliates or associates of such person; (B) the name of each nominee holder of shares of all stock of the Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of capital stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person or any affiliates or associates of such person with respect to stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of capital stock of the Corporation) has been made by or on behalf of such person, or any affiliates or associates of such person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such person, or any affiliates or associates of such person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any affiliates or associates of such person, with respect to stock of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, or any affiliates or associates of such person, and any proposed nominee or any other person or persons (including their names) in connection with such nomination and any material interest of such person, or any affiliates or associates of such person, in such nomination, including any anticipated benefit therefrom to such person, or any affiliates or associates of such person; (iv) a representation whether such person, or any affiliates or associates of such person, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the nominee and/or (B) otherwise to solicit proxies or votes from stockholders in support of such nomination; (v) a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors, or may otherwise be required, in each case pursuant to Section 14 of the Exchange Act. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3.05 or Section 3.07. A stockholder providing notice pursuant to this Section 3.05 of any nomination proposed to be made at a meeting of the stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.05 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of the meeting, and such update and supplement shall be received by the secretary at the principal executive offices of the Corporation not later than 5 business days after the record date for determining the stockholders entitled to receive notice of such meeting. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation. Notwithstanding the foregoing provisions of this Section 3.05, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.05, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The chairperson of the meeting shall determine whether a nomination was not made in accordance with the procedures prescribed by the Bylaws, and if he or she should so determine, he or she shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. For purposes of Sections 3.05, 3.06 and 3.07 hereof, "publicly announced" and "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news services or in a document publicly filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(b) To be eligible to be a nominee for election or reelection as a director of the Corporation, each person whom a stockholder proposes to nominate for election as director must have previously delivered (in accordance with the time periods prescribed for delivery of notice under this Section 3.05), to the secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in a form provided by the Corporation) that such candidate for nomination (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question in his or her capacity as a director (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director of the Corporation, with such proposed nominee's fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

Section 3.06 Advance Notice Provision for Proposing Business at the Annual Meeting.

(a) No business (other than nominations for election to the Board of Directors, which must comply with the provisions of Section 3.05 or Section 3.07, as applicable) may be transacted by the stockholders other than at a duly called meeting of stockholders (i) pursuant to the Corporation's notice with respect to such meeting; (ii) by or at the direction of the Board of Directors; or (iii) at the annual meeting by any stockholder of the Corporation who was a stockholder of record at the time of giving of such stockholder's notice provided for in this Section 3.06, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 3.06.

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section 3.06, the stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation and such business must be a proper matter for stockholder action under the DGCL. To be timely, a stockholder's notice shall be received by the secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was made or such public announcement of the date of such meeting is first made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. To be in proper written form, such stockholder's notice must set forth the following information: (a) as to each matter that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (b) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (i) the name and address of such person; (ii) (A) the class and number of all shares of stock of the Corporation which are owned beneficially or of record by such person, and any affiliates or associates of such person, (B) the name of each nominee holder of shares of all stock of the

Corporation owned beneficially but not of record by such person or any affiliates or associates of such person, and the number of such shares of stock of the Corporation held by each such nominee holder, (C) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such person, or any affiliates or associates of such person, with respect to the capital stock of the Corporation and (D) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of capital stock of the Corporation) has been made by or on behalf of such stockholder, or any affiliates or associates of such stockholder, or such beneficial owner, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of share price changes for, such stockholder, or any affiliates or associates of such stockholder, or such beneficial owner, or to increase or decrease the voting power or pecuniary or economic interest of such stockholder, or any affiliates or associates of such stockholder, or such beneficial owner with respect to securities of the Corporation; (iii) a description of all agreements, arrangements, or understandings (whether written or oral) between or among such person, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such person, in such business, including any anticipated benefit therefrom to such person; (iv) a representation whether the stockholder giving notice intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal and/or (B) otherwise to solicit proxies or votes from stockholders in support of such proposal; (v) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by such person with respect to such matters, or may otherwise be required, in each case pursuant to Section 14 of the Exchange Act. A stockholder providing notice of business proposed to be brought before a meeting of stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 3.06 shall be true and correct as of the record date for determining the stockholders entitled to receive notice of such meeting and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than 5 business days after the record date for determining the stockholders entitled to receive notice of such meeting. The foregoing notice requirements of this Section 3.06 shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Notwithstanding the foregoing provisions of this Section 3.06, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.06, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(c) Only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 3.06. The chairperson of the meeting shall determine whether any business proposed to be transacted by the stockholders has not been properly brought before the meeting and, if he or she should so determine, the chairperson shall declare that such proposed business or was not properly brought before the meeting and such business shall not be presented for stockholder action at the meeting.

(d) Nothing contained in this Section 3.06 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act (or any successor provision of law).

Section 3.07 Proxy Access for Director Nominations.

(a) Notwithstanding anything to the contrary in these Bylaws, whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of stockholders (commencing after the Corporation's annual meeting of stockholders to be held in 2017), subject to the provisions of this Section 3.07, the Corporation shall include in its proxy statement, form of proxy card and other applicable documents or filings with the Securities and Exchange Commission ("SEC") required in connection with the solicitation of proxies for the election of directors for such annual meeting (the "Corporation's proxy materials"), in addition to any persons nominated for election by the Board of Directors or any committee thereof, the name of any person nominated for election to the Board of Directors pursuant to this Section 3.07 (the "Stockholder Nominee") by an Eligible Stockholder (as defined below), and will include in its proxy statement for the annual meeting of stockholders the Required Information (as defined below), if the Eligible Stockholder satisfies the requirements of this Section 3.07 and expressly elects at the time of providing the notice required by this Section 3.07 (the "Notice of Proxy Access Nomination") to have its Stockholder Nominee(s) included in the Corporation's proxy materials pursuant to this Section 3.07.

(b) To qualify as an "Eligible Stockholder," a stockholder or an eligible group of no more than 20 stockholders must have owned (as defined below) the Required Ownership Percentage (as defined below) of the Corporation's outstanding common stock (the "Required Shares") continuously for the Minimum Holding Period (as defined below) as of both the date the Notice of Proxy Access Nomination is delivered to the secretary of the Corporation in accordance with this Section 3.07 and the close of business on the record date for determining the stockholders entitled to vote at the annual meeting of stockholders, and thereafter must continue to own the Required Shares through the date of such annual meeting (and any postponement or adjournment thereof). For purposes of this Section 3.07, the "Required Ownership Percentage" is 3% or more and the "Minimum Holding Period" is 3 years.

In the event the Eligible Stockholder consists of a group of stockholders, any and all requirements and obligations for an individual Eligible Stockholder that are set forth in this

Section 3.07, including the Minimum Holding Period, shall apply to each member of such group; provided, however, that the Required Ownership Percentage shall apply to the ownership of the group in the aggregate. No person may be a member of more than one group of persons constituting an Eligible Stockholder for purposes of nominations pursuant to this Section 3.07 with respect to an annual meeting of stockholders. In addition, a group of any two or more funds that are under common management and investment control shall be treated as one stockholder for purposes of forming a group to qualify as an Eligible Stockholder. Whenever an Eligible Stockholder consists of a group of more than one stockholder, each provision in this Section 3.07 that requires the Eligible Stockholder to provide any written statements, representations, undertakings or agreements or to meet any other conditions shall be deemed to require each stockholder that is a member of such group to provide such statements, representations, undertakings or agreements and to meet such other conditions (which, if applicable, shall apply with respect to the portion of the Required Shares owned by such stockholder). When an Eligible Stockholder is comprised of a group, a violation of any provision of this Section 3.07 by any member of the group shall be deemed a violation by the entire group.

For purposes of this Section 3.07, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of common stock of the Corporation as to which the stockholder possesses both: (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, including any short sale, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument, agreement or arrangement entered into by such stockholder or any of its affiliates, whether any such instrument, agreement or arrangement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument, agreement or arrangement has, or is intended to have, or if exercised by either party would have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or its affiliates. An Eligible Stockholder shall "own" shares of common stock held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares of common stock shall be deemed to continue during any period in which (i) the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on five business days' notice and provides a representation to the Corporation that it will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation's proxy materials, or (ii) the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the Corporation are "owned" for these purposes shall be determined by the Board of Directors or any committee thereof, in each case, in its sole discretion. For purposes hereof, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under rules and regulations promulgated under the Exchange Act. An Eligible Stockholder shall include in its Notice of Proxy Access Nomination the number of shares it is deemed to own for purposes of this Section 3.07.

(c) For purposes of this Section 3.07, the "Required Information" that the Corporation will include in its proxy statement is (1) the information provided to the secretary of the Corporation concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement by applicable requirements of the Exchange Act, and (2) if the Eligible Stockholder so elects, a written statement of the Eligible Stockholder, not to exceed 500 words, in support of the candidacy of the Stockholder Nominee(s), which must be delivered to the secretary of the Corporation at the time the Notice of Proxy Access Nomination required by this Section 3.07 is delivered (the "Statement"). Notwithstanding anything to the contrary contained in this Section 3.07, the Corporation may omit from its proxy statement any information or Statement (or portion thereof) that it, in good faith, believes is untrue in any material respect (or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 3.07 shall limit the Corporation's ability to solicit against and include in the Corporation's proxy materials its own statements or other information relating to the Eligible Stockholder or any Stockholder Nominee.

(d) The maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the Corporation's proxy materials with respect to an annual meeting of stockholders shall be the greater of (i) 25% of the total number of directors in office (rounded down to the nearest whole number) as of the last day on which a Notice of Proxy Access Nomination may be timely delivered pursuant to and in accordance with this Section 3.07 (the "Final Proxy Access Nomination Date"), or (ii) two (2). In the event that one or more vacancies for any reason occurs on the Board of Directors after the Final Proxy Access Nomination Date but before the date of the annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the maximum number of Stockholder Nominees eligible for inclusion in the Corporation's proxy materials pursuant to this Section 3.07 shall be calculated based on the number of directors in office as so reduced. Any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 3.07 whom the Board of Directors decides to nominate as a nominee of the Board of Directors, and any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 3.07 but whose nomination is subsequently withdrawn, shall be counted as one of the Stockholder Nominees for purposes of determining when the maximum number of Stockholder Nominees provided for in this Section 3.07 has been reached. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 3.07 shall rank such Stockholder Nominees based on the order that the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 3.07 exceeds the maximum number of nominees provided for in this Section 3.07. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 3.07 exceeds the maximum number of nominees provided for in this Section 3.07, the highest ranking Stockholder Nominee who meets the requirements of this Section 3.07 from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the Corporation's outstanding common stock each Eligible Stockholder disclosed as owned in its respective Notice of Proxy Access Nomination submitted to the Corporation. If the maximum number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 3.07 from each Eligible Stockholder has been selected, this process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(e) To be eligible to have its nominee included in the Corporation's proxy materials pursuant to this Section 3.07, an Eligible Stockholder shall have timely delivered, in proper form, a Notice of Proxy Access Nomination to the secretary. To be timely, the Notice of Proxy Access Nomination must be addressed to the secretary of the Corporation and received by the secretary at the principal executive offices of the Corporation in proper form not less than 120 days nor more than 150 days prior to the first anniversary of the date the definitive proxy statement was first released to stockholders in connection with the preceding year's annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the first anniversary date of the preceding year's annual meeting of stockholders (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), the Notice of Proxy Access Nomination to be timely must be so received not later than the close of business on the later of the date that is 180 days prior to such Other Meeting Date and the 10th day following the day on which the date of such Other Meeting Date is first publicly announced or disclosed by the Company. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination.

(f) To be in proper form for purposes of this Section 3.07, the Notice of Proxy Access Nomination to the secretary must be in writing and shall include the following information:

(i) one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to the secretary of the Corporation, the Eligible Stockholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting of stockholders, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date, together with a written statement by the Eligible Stockholder that such Stockholder will continue to own the Required Shares through the date of such annual meeting (and any postponement or adjournment thereof);

(ii) a copy of the Schedule 14N that has been or concurrently is filed with the SEC as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iii) the information, representations and agreements that are the same as those that would be required to be set forth in a stockholder's notice of nomination pursuant to Section 3.05(a);

(iv) the questionnaire, representations, agreements and other information required by Section 3.05(b);

(v) the consent of each Stockholder Nominee to being named in the Corporation's proxy materials as a nominee and to serving as a director if elected;

(vi) a representation that the Eligible Stockholder (a) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and that neither the Eligible Stockholder nor any Stockholder Nominee being nominated thereby presently has such intent, (b) intends to continue to own the Required Shares through the date of the annual meeting of stockholders, (c) has not nominated and will not nominate for election to the Board of Directors at the annual meeting of stockholders any person other than its Stockholder Nominee(s) being nominated pursuant to this Section 3.07, (d) has not engaged and will not engage in, and has not and will not be a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting of stockholders, other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (e) will not distribute to any stockholder of the Corporation any form of proxy for the annual meeting of stockholders other than the form distributed by the Corporation, and (f) has not provided and will not provide facts, statements and other information in its communications with the Corporation and its stockholders that are not or will not be true and correct in all material respects or which omitted or will omit to state a material fact necessary in order to make such information, in light of the circumstances under which it is or will be made or provided, not misleading;

(vii) an undertaking that the Eligible Stockholder agrees to: (a) assume all liability stemming from any legal or regulatory violation arising out of communications with the stockholders of the Corporation by the Eligible Stockholder, its affiliates and associates or their respective agents or representatives, either before or after providing a Notice of Proxy Access Nomination pursuant to this Section 3.07, or out of the information that the Eligible Stockholder or its Stockholder Nominee(s) provided to the Corporation pursuant to this Section 3.07 or otherwise in connection with the inclusion of such Stockholder Nominee(s) in the Corporation's proxy materials pursuant to this Section 3.07, (b) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 3.07, (c) comply with all applicable laws and regulations with respect to any solicitation, or applicable to the filing and use, if any, of soliciting material, in connection with the annual meeting of stockholders, and (d) file with the SEC any solicitation or other communication with the Corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available thereunder; and

(viii) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination.

The Corporation may also require each Eligible Stockholder and Stockholder Nominee to furnish such additional information as may reasonably be necessary to permit the Board of Directors to determine if each Stockholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the SEC and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors or as may reasonably be required by the Corporation to determine that the Eligible Stockholder meets the criteria for qualification as an Eligible Stockholder.

(g) In the event that any facts, statements or other information provided by the Eligible Stockholder or the Stockholder Nominee to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true and correct in all material respects or omits a material fact necessary to make such information, in light of the circumstances under which it is made or provided, not misleading, each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the secretary of the Corporation of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials as provided in this Section 3.07.

(h) The Corporation shall not be required to include, pursuant to this Section 3.07, a Stockholder Nominee in the Corporation's proxy materials for any meeting of stockholders (i) for which the secretary of the Corporation receives a valid notice (whether or not subsequently withdrawn) that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 3.07 of this Article II, (ii) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting of stockholders other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (iii) if such Stockholder Nominee is not independent under the listing standards of each principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the SEC and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation's Directors, in each case as determined by the Board of Directors in its sole discretion, (iv) if the election of such Stockholder Nominee as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the Corporation is traded, or any applicable state or federal law, rule or regulation, (v) if such Stockholder Nominee is or has been, within the past three (3) years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vi) if such Stockholder Nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years, (vii) if such Stockholder Nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (viii) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, or (ix) if the Eligible Stockholder who has nominated such Stockholder Nominee or such Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to this Section 3.07.

(i) Notwithstanding the foregoing provisions of this Section 3.07, unless otherwise required by law, if (i) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations under this Section 3.07, as determined by the Board of Directors or the chairperson of the meeting of stockholders, in each case, in its, his or her sole discretion, or (ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting of stockholders to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.07, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(j) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election to the Board of Directors at such annual meeting, or (2) does not receive at least 25% of the votes cast in favor of such Stockholder Nominee's election at such annual meeting, will be ineligible to be a Stockholder Nominee pursuant to this Section 3.07 for the next two annual meetings of stockholders.

(k) This Section 3.07 shall be the exclusive method for stockholders to include nominees for election to the Board of Directors in the Corporation's proxy materials.

Section 3.08 Quorum and Adjournments. Except as otherwise provided by law or by the Certificate of Incorporation, the presence in person or by proxy at any meeting of stockholders of the holders of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat, shall be requisite and shall constitute a quorum. If two or more classes of stock are entitled to vote as separate classes upon any question, then, in the case of each such class, a quorum for the consideration of such question shall, except as otherwise provided by law or by the Certificate of Incorporation, consist of a majority in interest of all stock of that class issued, outstanding and entitled to vote. If the number of shares required to constitute a quorum shall not be represented at any meeting of the stockholders regularly called, the holders of a majority of the shares present or represented by proxy and entitled to vote thereat shall have power to adjourn the meeting to another time, or to another time and place, without notice other than announcement of adjournment at the meeting, and there may be successive adjournments for like cause and in like manner until the requisite amount of shares entitled to vote at such meeting shall be represented; provided, however, that if the adjournment is for more than 30 days, notice of the hour, date and place of the adjourned meeting shall be given to each stockholder entitled to vote thereat. Subject to the requirements of law and the Certificate of Incorporation, on any issue on which two or more classes of stock are entitled to vote separately, no adjournment shall be taken with respect to any class for which a quorum is present unless the Chairman of the meeting otherwise directs. At any meeting held to consider matters which were subject to adjournment for want of a quorum at which the requisite amount of shares entitled to vote thereat shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 3.09 Votes; Proxies. Except as otherwise provided in the Certificate of Incorporation, at each meeting of stockholders, every stockholder of record at the closing of the transfer books, if closed, or on the date set by the Board of Directors for the determination of stockholders entitled to vote at such meeting, shall have one vote for each share of stock entitled to vote which is registered in such stockholder's name on the books of the Corporation, and, in the election of directors, may vote cumulatively to the extent, if any, and in the manner authorized in the Certificate of Incorporation.

At each such meeting every stockholder entitled to vote shall be entitled to do so in person, or by proxy appointed by an instrument in writing or as otherwise permitted by law subscribed by such stockholder and bearing a date not more than three years prior to the meeting in question, unless said instrument provides for a longer period during which it is to remain in force. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing or as otherwise permitted by law revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.

Voting at meetings of stockholders need not be by written ballot and, except as otherwise provided by law, need not be conducted by inspectors of election unless so determined by the Chairman of the meeting or by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If it is required or determined that inspectors of election be appointed, the Chairman shall appoint two inspectors of election, who shall first take and subscribe an oath or affirmation faithfully to execute the duties of inspectors at such meeting with strict impartiality and according to the best of their ability. The inspectors so appointed shall take charge of the polls and, after the balloting, shall make a certificate of the result of the vote taken. No director or candidate for the office of director shall be appointed as such inspector.

At any meeting at which a quorum is present, a majority of the votes properly cast upon any question other than the election of directors shall decide the question, except in any case where a larger vote is required by law, the Certificate of Incorporation, these By-Laws, or otherwise. Except as provided in Section 4.03 of these By-Laws, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if, as of 14 days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this section, a majority of the votes cast means that the number of shares voted for a director must exceed the number of votes cast against that director. The Nominating and Corporate Governance Committee shall maintain procedures under which each director nominee submits to the Board of Directors a contingent resignation which becomes effective only if he or she fails to receive a sufficient number of votes for re-election at an annual meeting and the Board of Directors accepts the resignation. The Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these By-Laws.

Section 3.10 Organization. The Chairman or any Co-Chairman of the Board, or in his or her absence any Vice Chairman, or in the absence of a Vice Chairman, the Chief Executive Officer, or in the absence of the Chief Executive Officer, a Vice President, shall call meetings of the stockholders to order and shall act as chairman thereof. The Secretary of the Corporation, if present, shall act as secretary of all meetings of stockholders, and, in his or her absence, the presiding officer may appoint a secretary.

Section 3.11 Consent of Stockholders in Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted by the Delaware General Corporation Law to be taken at any annual or special meeting of the stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section to the Corporation, written consents signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. In the event that the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law other than Section 228 thereof, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such other section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the Delaware General Corporation Law, and that written notice has been given as provided in such Section 228.

ARTICLE IV - DIRECTORS

Section 4.01 Number. The business and affairs of the Corporation shall be conducted and managed by a Board of Directors consisting of not less than one director, none of whom needs to be a stockholder. The number of directors for each year shall be fixed at each annual meeting of stockholders, but if the number is not so fixed, the number shall remain as it stood immediately prior to such meeting.

At each annual meeting of stockholders, the stockholders shall elect directors. Each director so elected shall hold office, subject to the provisions of law, the Certificate of Incorporation or these By-Laws until the next annual meeting of stockholders or until his or her successor is elected and qualified.

At any time during any year, except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the number of directors may be increased or reduced, in each case by vote of a majority of the stock issued, outstanding and entitled to vote for the election of directors or a majority of the directors in office at the time of such increase or decrease.

Section 4.02 Term of Office. Each director shall hold office until the next annual meeting of stockholders and until his successor is duly elected and qualified or until his or her earlier death or resignation, subject to the right of the stockholders at any time to remove any director or directors as provided in Section 4 of this Article.

Section 4.03 Vacancies. If any vacancy shall occur among the directors, or if the number of directors shall at any time be increased, the directors then in office, although less than a quorum, by a majority vote may fill the vacancies or newly-created directorships, or any such vacancies or newly-created directorships may be filled by the stockholders at any meeting. A vacancy among the directors shall be deemed to exist under this section if, at any meeting of stockholders at which directors are to be elected (including any meeting referred to in Section 4.04 below), the stockholders fail to elect the number of directors then constituting the whole Board of Directors.

Section 4.04 Removal and Resignation. Except as otherwise provided by law or the Certificate of Incorporation, the holders of record of the capital stock of the Corporation entitled to vote for the election of directors may by a majority vote, remove any director or directors, with or without cause, and in their discretion, elect a new director or directors in place thereof.

Any director may resign at any time by delivering his or her written resignation to the Secretary of the Corporation, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Section 4.05 Meetings. Meetings of the Board of Directors shall be held at such place, within or without the State of Delaware, as may from time to time be fixed by resolution of the Board of Directors, or by the Chairman or any Co-Chairman of the Board, or by the Chief Executive Officer and as may be specified in the notice or waiver of notice of any meeting. Meetings may be held at any time upon the call of the Chairman or any Co-Chairman of the Board or the Chief Executive Officer or any two of the directors in office by oral, telegraphic, facsimile, telex, telecopy, electronic mail or other form of electronic transmission, or written notice, duly served or sent or mailed to each director not less than 24 hours before such meeting, except that, if mailed, not less than 72 hours before such meeting. Meetings may be held at any time and place without notice if all the directors are present and do not object to the holding of such meeting for lack of proper notice or if those not present shall, in writing or by telegram, facsimile, telex, telecopy, electronic mail or other form of electronic transmission, waive notice thereof. A regular meeting of the Board may be held without notice immediately following the annual meeting of stockholders at the place where such meeting is held. Regular meetings of the Board may also be held without notice at such time and place as shall from time to time be determined by resolution of the Board.

Members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to the foregoing provisions shall constitute presence in person at the meeting.

Section 4.06 Votes. Except as otherwise provided in the Certificate of Incorporation, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 4.07 Quorum and Adjournment. Except as otherwise provided in the Certificate of Incorporation, a majority of the directors shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time without notice other than announcement of the adjournment at the meeting, and at such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 4.08 Compensation. Directors shall receive compensation for their services, as such, and for service on any committee of the Board of Directors, as fixed by resolution of the Board of Directors and for expenses of attendance at each regular or special meeting of the Board or any committee thereof. Nothing in this Section shall be construed to preclude a director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 4.09 Action by Consent of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board, or committee. Such consent shall be treated as a vote adopted at a meeting for all purposes. Such consents may be executed in one or more counterparts and not every Director or committee member need sign the same counterpart.

ARTICLE V - COMMITTEES OF DIRECTORS

Section 5.01 Committees and Subcommittees. The Board of Directors may, by resolution passed by a majority of the Board, designate an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and such other committees as it deems appropriate. Each committee shall consist of one or more of the directors of the Corporation. The Board may designate one or more of the Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power to amend the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution providing for the issuance of shares of stock adopted by the Board of Directors as provided in Section 151(a) of the Delaware General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopt an agreement of merger or consolidation under section 251 or 252 of the Delaware General Corporation Law, recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Corporation’s property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend these By-Laws. The Executive and Compensation Committees of the Corporation shall have the power and authority to declare a dividend and to authorize the issuance of stock. Unless otherwise provided in the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Section 5.02 Term of Office. Each member of a committee shall hold office until the first meeting of the Board of Directors following the annual meeting of stockholders (or until such other time as the Board of Directors may determine, either in the vote establishing the committee or at the election of such member or otherwise) and until his or her successor is elected and qualified, or until he or she sooner dies, resigns, is removed, is replaced by change of membership or becomes disqualified by ceasing to be a Director (where membership on the Board is required), or until the committee is sooner abolished by the Board of Directors.

ARTICLE VI - OFFICERS

Section 6.01 Officers. The Board of Directors shall elect a Chief Executive Officer, a Secretary and a Treasurer, and, in their discretion, may elect one or more Chairmen of the Board, one or more Vice Chairmen of the Board, a President, a Chief Financial Officer, a Controller, and one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and Assistant Controllers as deemed necessary or appropriate. Such officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders (or at such other meeting as the Board of Directors determines), and each shall hold office for the term provided by the vote of the Board, except that each will be subject to removal from office in the discretion of the Board as provided herein. The powers and duties of more than one office may be exercised and performed by the same person.

Section 6.02 Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors, at any regular or special meeting.

Section 6.03 Chief Executive Officer. The Board shall appoint one or more persons to be Chief Executive Officer or to share the office of Chief Executive Officer. Subject to the directions of the Board of Directors, the person or persons appointed as Chief Executive Officer shall have and exercise direct charge of and general supervision over the business and affairs of the Corporation and shall perform all duties incident to the office of the Chief Executive Officer of a corporation and such other duties as from time to time may be assigned by the Board of Directors. A person occupying the office of chief executive officer may but need not be member of the Board of Directors.

Section 6.04 Chairman of the Board. The Chairman of the Board of Directors, or any Co-Chairman, if elected, shall be a member of the Board of Directors. The Chairman or the Co-Chairmen acting jointly, as the case may be, shall preside at the meetings of the Board of Directors, shall advise and counsel with the Chief Executive Officer, and shall perform such duties as from time to time may be assigned to him or her by the Board of Directors.

Section 6.05 President. The President of the Corporation shall assist the Chief Executive Officer in the general and active management of the business of the Corporation, see that all orders and resolutions of the Board are carried into effect, and have such other powers and perform such other duties as may be prescribed by these By-laws or from time to time by the Board or the Chief Executive Officer.

Section 6.06 Chief Financial Officer. The Chief Financial Officer shall perform such duties and shall have such powers as the Board, the Chief Executive Officer or the President may from time to time prescribe. The Chief Financial Officer shall keep and maintain or cause to be kept and maintained adequate and correct books and records of account of the business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The Chief Financial Officer shall make proper accounts of such funds, and render as required by the Board such account of all such transactions and of the financial condition of the Corporation. The books of all accounts shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall be empowered, from time to time, to require from the officers or agents of the Corporation reports or statements giving such information as he or she may desire with respect to any and all financial transactions of the Corporation.

Section 6.07 Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. Each Executive Vice President, Senior Vice President and Vice President shall have and exercise such powers and shall perform such duties as from time to time may be assigned to him or her by the Board of Directors, the Chief Executive Officer, the President or the Chief Financial Officer.

Section 6.08 Secretary. The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors in books provided for the purpose; see that all notices are duly given in accordance with the provisions of law and these By-Laws; be custodian of the records and of the corporate seal or seals of the Corporation; see that the corporate seal is affixed to all documents the execution of which, on behalf of the Corporation under its seal, is duly authorized, and, when the seal is so affixed, may attest the same; may sign, with the Chief Executive Officer, the President, the Chief Financial Officer, an Executive Vice President, a Senior Vice President or a Vice President, certificates of stock of the Corporation; and, in general, perform all duties incident to the office of secretary of a corporation, and such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 6.09 Assistant Secretaries. The Assistant Secretaries in order of their seniority shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors shall prescribe or as from time to time may be assigned by the Secretary.

Section 6.10 Treasurer. The Treasurer shall have charge of and be responsible for all funds, securities, receipts and disbursements of the Corporation, and shall deposit, or cause to be deposited, in the name of the Corporation, all monies or other valuable effects in such banks, trust companies or other depositaries as shall, from time to time, be selected by the Board of Directors; may endorse for collection on behalf of the Corporation checks, notes and other obligations; may sign receipts and vouchers for payments made to the Corporation; may sign checks of the Corporation, singly or jointly with another person as the Board of Directors may authorize, and pay out and dispose of the proceeds under the direction of the Board; render to the Chief Executive Officer and to the Board of Directors, whenever requested, an account of the financial condition of the Corporation; may sign, with the Chief Executive Officer, the President, or an Executive Vice President, a Senior Vice President or a Vice President, certificates of stock of the Corporation; and in general, perform all the duties incident to the office of treasurer of a corporation, and such other duties as from time to time may be assigned to him or her by the Board of Directors, the Chief Executive Officer or the Chief Financial Officer.

Section 6.11 Assistant Treasurers. The Assistant Treasurers in order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe or as from time to time may be assigned by the Treasurer.

Section 6.12 Controller. The Controller, if elected, shall be the chief accounting officer of the Corporation and, in the absence of or disability of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer and shall perform such other duties as the Board of Directors shall prescribe or as from time to time may be assigned by the Chief Executive Officer, the President or the Chief Financial Officer; and, in general, shall perform all duties incident to the office of a controller of a corporation, and such other duties as may from time to time be assigned to him or her by the Board of Directors or the Chief Executive Officer, the President or the Chief Financial Officer.

Section 6.13 Assistant Controllers. The Assistant Controllers in order of their seniority shall, in the absence or disability of the Controller, perform the duties and exercise the powers of the Controller and shall perform such other duties as the Board of Directors shall prescribe or as from time to time may be assigned by the Controller.

Section 6.14 Subordinate Officers. The Board of Directors may appoint such subordinate officers as it may deem desirable. Each such officer shall hold office for such period, have such authority and perform such duties as the Board of Directors may prescribe. The Board of Directors may, from time to time, authorize any officer to appoint and remove subordinate officers and to prescribe the powers and duties thereof.

Section 6.15 Compensation. The Board of Directors shall fix the compensation of all officers of the Corporation. It may authorize any officer, upon whom the power of appointing subordinate officers may have been conferred, to fix the compensation of such subordinate officers.

Section 6.16 Removal. Any officer of the Corporation may be removed, with or without cause, by action of the Board of Directors.

Section 6.17 Bonds. The Board of Directors may require any officer of the Corporation to give a bond to the Corporation, conditional upon the faithful performance of his or her duties, with one or more sureties and in such amount as may be satisfactory to the Board of Directors.

ARTICLE VII - CERTIFICATES OF STOCK

Section 7.01 Form and Execution of Certificates. The interest of each stockholder of the Corporation shall be evidenced by a certificate or certificates for shares of stock in such form as the Board of Directors may from time to time prescribe. The certificates of stock of each class shall be consecutively numbered and signed by the Chairman or any Co-Chairman or Vice Chairman of the Board, if any, the Chief Executive Officer, the President, the Chief Financial Officer, an Executive Vice President, a Senior Vice President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer of the Corporation, and may be countersigned and registered in such manner as the Board of Directors may by resolution prescribe, and shall bear the corporate seal or a printed or engraved facsimile thereof. Where any such certificate is signed by a transfer agent or transfer clerk acting on behalf of the Corporation, the signatures of any such Chairman, Vice Chairman, Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, Senior Vice President, Vice President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary may be facsimiles, engraved or printed. In case any officer or officers, who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates, shall cease to be such officer or officers, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered by the Corporation as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures shall have been used thereon had not ceased to be such officer or officers.

In case the corporate seal which has been affixed to, impressed on, or reproduced in any such certificate or certificates shall cease to be the seal of the Corporation before such certificate or certificates have been delivered by the Corporation, such certificate or certificates may nevertheless be issued and delivered by the Corporation as though the seal affixed thereto, impressed thereon or reproduced therein had not ceased to be the seal of the Corporation.

Every certificate for shares of stock which are subject to any restriction on transfer pursuant to law, the Certificate of Incorporation, these By-Laws, or any agreement to which the Corporation is a party, shall have the restriction noted conspicuously on the certificate, and shall also set forth, on the face or back, either the full text of the restriction or a statement of the existence of such restriction and (except if such restriction is imposed by law) a statement that the Corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

Every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall set forth on its face or back either the full text of the preferences, voting powers, qualifications, and special and relative rights of the shares of each class and series authorized to be issued, or a statement of the existence of such preferences, powers, qualifications and rights, and a statement that the Corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

Section 7.02 Transfer of Shares. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such holder's attorney lawfully constituted, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof or guaranty of the authenticity of the signature as the Corporation or its agents may reasonably require. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, save as expressly provided by law or by the Certificate of Incorporation. It shall be the duty of each stockholder to notify the Corporation of such stockholder's post office address.

Section 7.03 Closing of Transfer Books. The stock transfer books of the Corporation may, if deemed appropriate by the Board of Directors, be closed for such length of time not exceeding 50 days as the Board may determine, preceding the date of any meeting of stockholders or the date for the payment of any dividend or the date for the allotment of rights or the date when any issuance, change, conversion or exchange of capital stock shall go into effect, during which time no transfer of stock on the books of the Corporation may be made.

Section 7.04 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of directors and which record date (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall unless otherwise required by law, not be more than 60 nor less than ten days before the date of such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than 60 days prior to such other action. If no record date is fixed, (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 7.05 Lost or Destroyed Certificates. In case of the loss or destruction of any certificate of stock, a new certificate may be issued under the following conditions:

(a) The owner of said certificate shall file with the Secretary or any Assistant Secretary of the Corporation an affidavit giving the facts in relation to the ownership, and in relation to the loss or destruction of said certificate, stating its number and the number of shares represented thereby; such affidavit shall be in such form and contain such statements as shall satisfy the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President, Vice President, the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer, that said certificate has been accidentally destroyed or lost, and that a new certificate ought to be issued in lieu thereof. Upon being so satisfied, any such officer shall require such owner to furnish the Corporation a bond in such penal sum and in such form as he or she may deem advisable, and with a surety or sureties approved by him or her, to indemnify and save harmless the Corporation from any claim, loss, damage or liability which may be occasioned by the issuance of a new certificate in lieu thereof. Upon such bond being so filed, if required, a new certificate for the same number of shares shall be issued to the owner of the certificate so lost or destroyed; and the transfer agent and registrar, if any, of stock shall countersign and register such new certificate upon receipt of a written order signed by any such officer, and thereupon the Corporation will save harmless said transfer agent and registrar in the premises. In case of the surrender of the original certificate, in lieu of which a new certificate has been issued, or the surrender of such new certificate, for cancellation, the bond of indemnity given as a condition of the issue of such new certificate may be surrendered; or

(b) The Board of Directors of the Corporation may by resolution authorize and direct any transfer agent or registrar of stock of the Corporation to issue and register respectively from time to time without further action or approval by or on behalf of the Corporation new certificates of stock to replace certificates reported lost, stolen or destroyed upon receipt of an affidavit of loss and bond of indemnity in form and amount and with surety satisfactory to such transfer agent or registrar in each instance or upon such terms and conditions as the Board of Directors may determine.

Section 7.06 Uncertificated Shares. The Board of Directors of the Corporation may by resolution provide that one or more of any or all classes or series of the stock of the Corporation shall be uncertificated shares, subject to the provisions of Section 158 of the Delaware General Corporation Law.

ARTICLE VIII - EXECUTION OF DOCUMENTS

Section 8.01 Execution of Checks, Notes, Etc. All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers, or agent or agents, as shall be thereunto authorized from time to time by the Board of Directors, which may in its discretion authorize any such signatures to be facsimile.

Section 8.02 Execution of Contracts, Assignments, Etc. Unless the Board of Directors shall have otherwise provided generally or in a specific instance, all contracts, agreements, endorsements, assignments, transfers, stock powers, or other instruments shall be signed by the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, any Senior Vice President, any Vice President, the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. The Board of Directors may, however, in its discretion, require any or all such instruments to be signed by any two or more of such officers, or may permit any or all of such instruments to be signed by such other officer or officers, agent or agents, as it shall be thereunto authorize from time to time.

Section 8.03 Execution of Proxies. The Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, any Senior Vice President or any Vice

President, and the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer, or any other officer designated by the Board of Directors, may sign on behalf of the Corporation proxies to vote upon shares of stock of other companies standing in the name of the Corporation.

ARTICLE IX - INSPECTION OF BOOKS

The Board of Directors shall determine from time to time whether, and if allowed, to what extent and at what time and places and under what conditions and regulations, the accounts and books of the Corporation (except such as may by law be specifically open to inspection) or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by the laws of the State of Delaware, unless and until authorized so to do by resolution of the Board of Directors or of the stockholders of the Corporation.

ARTICLE X - FISCAL YEAR

The fiscal year of the Corporation shall be determined from time to time by vote of the Board of Directors.

ARTICLE XI - AMENDMENTS

These By-Laws may be altered, amended, changed or repealed and new By-Laws adopted by the stockholders or, to the extent provided in the Certificate of Incorporation, by the Board of Directors, in either case at any meeting called for that purpose at which a quorum shall be present. Any by-law, whether made, altered, amended, changed or repealed by the stockholders or the Board of Directors may be repealed, amended, changed, further amended, changed, repealed or reinstated, as the case may be either by the stockholders or by the Board of Directors, as herein provided; except that this Article may be altered, amended, changed or repealed only by vote of the stockholders.

ARTICLE XII - INDEMNIFICATION

Section 12.01 Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by, and in the manner permissible under, applicable law as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 12.02 Expense Advance. Expenses (including attorneys' fees) incurred by an officer or director of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the Corporation may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 12.03 Nonexclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 12.04 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article or Section 145 of Title 8 of the Delaware Code relating to the General Corporation Law of the State of Delaware.

Section 12.05 Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, trustee, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust or other enterprise or non-profit entity or from insurance.

Section 12.06 Continuation of Indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, trustee, partner, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 12.07 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.